17008437

N

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 06939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 South Main Street, Suite #100
(No. and Street)

Salt Lake City (City) — Utah (State) — 84115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Taggart — (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite #600 (Address) — Salt Lake City (City) — Utah (State) — 84101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

American Funds & Trusts, Inc

December 31, 2016

Haynie & Company

Certified Public Accountants

American Funds & Trusts, Inc

December 31, 2016

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
American Funds & Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds & Trusts, Inc. as of December 31, 2016, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of American Funds & Trusts, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds & Trusts, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trusts, Inc.'s financial statements. The supplemental information is the responsibility of American Funds & Trusts, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie + Company
Haynie & Company
Salt Lake City, UT
February 27, 2016

OATH OR AFFIRMATION

I, Richard M. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Funds and Trusts, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY S. PAYNE
Notary Public State of Utah
My Commission Expires on:
November 26, 2020
Comm. Number: 691467

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current assets:	
Cash and cash equivalents	$ 301,801
Commissions receivable	25,434
Deferred income taxes - current	8,000
Prepaid expenses	975
Deposits	216
Total current assets	336,426
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $31,644	7,227
Other assets	
Deferred income tax – long term	1,800
Investment securities available-for-sale, at market value	49,306
Total Assets	$ 394,759

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 180,277
Accrued commissions to registered representatives	31,533
Accrued expenses and other payables	14,354
State income taxes payable	100
Total current liabilities	226,264
Total liabilities	226,264
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Accumulated deficit	(110)
Accumulated other comprehensive income	2,028
Total stockholders' equity	168,495
Total Liabilities and Stockholders' Equity	$ 394,759

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 638,307
Estate administration fees	1,926
Interest and dividend income	1,566
Total revenue	641,799
Expenses:	
Commissions, salaries and payroll taxes	542,647
Occupancy and equipment	48,323
Communications & office expense	5,861
Professional fees	37,267
Regulatory and membership fees	4,341
Other	8,692
Total expenses	647,131
(Loss) before income tax benefit	(5,332)
Income tax benefit	1,040
Net (loss)	(4,292)
Other comprehensive income	
Unrealized gain on marketable securities, net of taxes	1,453
Total other comprehensive income	1,453
Total comprehensive (loss)	$ (2,839)

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balances, December 31, 2015	$ 122,168	$ 44,409	$ 4,182	$ 575	$ 171,334
Net (loss)	--	--	(4,292)	--	(4,292)
Unrealized gain on marketable securities	--	--	--	1,453	1,453
Balances, December 31, 2016	$ 122,168	$ 44,409	$ (110)	$ 2,028	$ 168,495

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net (loss)	$ (4,292)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	2,481
Dividends reinvested in securities available-for-sale	(1,153)
Change in deferred income taxes	(1,200)
(Increase) decrease in assets:	
Commissions receivable	635
Prepaid expense	(975)
Other receivable	74
Prepaid income taxes	3,200
Deposits	(65)
Increase (decrease) in liabilities:	
Commissions due to officers and directors	(8,575)
Commissions due to registered representatives	13,297
Accounts payable and accrued expenses	981
Net cash provided by operating activities	4,408
Cash flows from investing activities:	
Net cash provided by investing activities	--
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net increase in cash	4,408
Cash and cash equivalents, beginning of year	297,393
Cash and cash equivalents, end of year	$ 301,801

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 100
Interest	$ --

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. **Summary of Significant Accounting Policies**

a. **Business**

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

b. **Revenue Recognition**

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

c. **Customer Security Transactions**

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. **Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

e. **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

f. **Investments**

The Company's investments consist of mutual funds that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date. The securities are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholders' equity section of the balance sheet. Realized gains and losses on all marketable securities are determined by specific identification and are reflected in current earnings.

g. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income / (loss) for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense, charitable contributions, commission expense, unrealized gains on securities available-for-sale and the effect of net operating losses are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

h. Fair Value of Financial Instruments

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. Investments in marketable equity securities are carried at their estimated fair value, as described in note 4.

i. Comprehensive Income / (Loss)

The Company has adopted accounting standards that address the reporting of comprehensive income / (loss). These standards require the Company to report the change in other financial activities affecting financial position, that are not included in the Statement of Operations, as adjustments to net loss to arrive at comprehensive loss which is an additional measure of operating performance. Additionally, the standards require the Company to include the cumulative items comprising comprehensive loss as a component of equity titled Accumulated Other Comprehensive Income. The Company's only element of Other Comprehensive Income relates to unrealized gain on available for sale investment securities.

j. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. Commissions Receivable

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2016. Amounts due arc received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. Furniture, Equipment and Leasehold Improvements

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 38,451
Leasehold improvements	420
Total	38,871
Less accumulated depreciation	(31,644)
Fixed assets, net	$ 7,227

Depreciation expense for the year ended December 31, 2016 was $2,481.

4. Investment Securities Available-for-Sale

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2016 as follows:

Mutual funds, at cost	$ 46,778
Unrealized gains	2,528
Investment securities available-for-sale, at market value	$ 49,306

The following is a summary of the unrealized gains included in accumulated other comprehensive income as of December 31, 2016:

Unrealized gains	$ 2,528
Income tax effect	(500)
Unrealized gains, net of income taxes	$ 2,028

5. Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income during the year ended December 31, 2016 were as follows:

	Before-Tax Amount	Tax (Expense)	Net-of-Tax Amount
Unrealized gains on marketable securities	$ 1,853	$ (400)	$ 1,453
Total change in accumulated other comprehensive income	$ 1,853	$ (400)	$ 1,453

6. Fair Value Measurement

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds - Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 49,306	$ --	$ --	$ 49,306
Total assets at fair value	$ 49,306	$ --	$ --	$ 49,306

7. Income Taxes

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of charitable contributions, depreciation, unrealized gains on securities available-for-sale, net operating loss carryovers and the timing of commissions being paid.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2013.

Notes to the Financial Statements - continued

Income tax (benefit) consists of the following:	
Current year income taxes due:	
Federal	$ --
State	100
Foreign countries	60
Total	160
Deferred tax (benefit) for current year timing differences:	
Federal	(900)
State	(300)
Total	(1,200)
Total income tax (benefit)	$ (1,040)

The actual tax benefit differs from the "expected" tax benefit computed by applying the U.S. corporate rate of 15 percent as follows:

Computed "expected" federal tax (benefit)	$ (800)
Computed "expected" state tax (benefit)	(270)
Impact of state income tax minimum	370
Timing of depreciation deduction	(194)
Corporate dividend deduction	(344)
Timing of contribution deduction	45
Foreign taxes	60
Other	93
Total income tax (benefit)	$ (1,040)

Using the applicable combined federal and state tax rate of 20%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:	Amount	Rate	Tax
Timing of commissions being paid	$ 40,000	20%	$ 8,000
Contribution carryover	600	20%	120
Federal NOL carryover	16,748	15%	2,510
State NOL carryover	15,918	5%	795
Unrealized gain on securities available-for-sale	(2,528)	20%	(505)
Tax depreciation in excess of book depreciation	(5,445)	20%	(1,090)
Other			(30)
Net deferred tax assets			$ 9,800

8. **Lease Commitment for Office Space**

The Company renewed a five year operating lease for office space in April, 2012, which will expire March 31, 2017. Rent expense under this agreement for 2016 was $34,800. Future minimum lease commitments are as follows:

Year Ending December 31,	Lease Commitments
2017	$ 8,700
Total	$ 8,700

9. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2016, the Company's net capital was $134,177 which was $109,177 in excess of the $25,000 minimum required.

10. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2016 the Company had approximately $59,241 in excess of the FDIC limit.

11. **Subsequent Events**

Management has evaluated subsequent events through February 27, 2017, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2016

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2016

Stockholders' equity		$ 168,495
Non-allowable assets:		
Furniture, equipment and leasehold improvements, net	$ (7,227)	
Deferred income taxes	(9,800)	
Commissions receivable in excess of commissions payable	(8,704)	
Prepaid expense	(975)	
Other receivables	(216)	(26,922)
Net capital before haircuts on securities' positions		141,573
Haircuts on securities:		
Mutual funds	(7,396)	(7,396)
Net capital per audit		$ 134,177

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2016

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 134,177
Net increase in stockholders' equity	--
Net (increase) in nonallowable assets	--
Net increase in haircut on securities' positions	--
Net capital per audit	$ 134,177

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2016

Accrued commissions to officers and directors	$ 180,277
Accrued commissions to registered representatives	31,533
Accrued expenses and other payables	14,354
Income taxes payable	100
Total aggregate indebtedness	$ 226,264
Ratio of aggregate indebtedness to net capital	1.69:1

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE IV
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2016

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ______________________	______
D.	Exempted by order of the Commission	______

See report of independent registered public accounting firm.

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REVIEW REPORT

To the Board of Directors and Shareholders
American Funds & Trusts, Inc.

We have reviewed management's statements, included in the accompanying American Funds & Trusts Exemptive Report in which (1) American Funds & Trusts, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Funds & Trusts, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) American Funds & Trusts, Inc. stated that American Funds & Trusts, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Funds & Trusts, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company
Haynie & Company
Salt Lake City, UT
February 27, 2017

American Funds and Trusts, Inc.

Financial Advisors Specializing in Mutual Funds, Personal & Corporate Retirement Plans

3030 SOUTH MAIN STREET, SUITE 100
SALT LAKE CITY, UTAH 84115
(801) 466-8701
FAX (801) 466-8780

RICHARD M. TAGGART, Pres.
RICHARD P. TAGGART, Vice Pres.

EXEMPTION REPORT

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard M. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard M. Taggart
President
American Funds & Trusts, Inc.
February 27, 2017

email: amfunds58@aol.com
www.americanfundsandtrusts.com

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
American Funds and Trusts, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of American Funds & Trusts, Inc. (the "Company") for the year ended December 31, 2016, which were agreed to by American Funds & Trusts, Inc. and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for American Funds & Trusts, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from

membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie + Company

Haynie & Company
Salt Lake City, Utah
February 27, 2017

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Distribution of shares of registered open end investment companies or unit investment trusts and sale of variable annuities	$ 638,307
Estate administration fees	1,926
Interest and dividend income	1,566
Total revenue	$ 641,799